

June 3, 2014

Via E-mail
Christopher Carey
Chief Financial Officer
City National Corporation
555 South Flower Street
Los Angeles, California 90071

  Re: **City National Corporation**
    Form 10-K for the period ended December 31, 2013
    Filed March 3, 2014
    Response dated May 16, 2014
    File No. 001-10521

Dear Mr. Carey:

  We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

City National Corporation Form 10-K

Management's Discussion and Analysis

1. We note your response and proposed disclosure related to prior comments 1-4 included in your letter dated May 16, 2014.

    a. Please revise your proposed disclosure in future filings to clarify that a FDIC receivable is separately recorded and presented in Other Assets when a covered asset is charged-off or written-down.

b. Please explain to us why the gain on the indemnification asset was greater than the provision for loan losses on covered loans in 2012. In your explanation specifically tell which line items are impacted by a decrease in estimated cash flows at quarter end and how they are impacted at the quarter end and prospectively.

c. Please tell us if cash reimbursements from the FDIC for covered loans fully charged-off are recorded on a gross basis in the income statement. If so, please tell us why and revise future filings to clearly disclose which line item in the covered asset table summarizing the components of income and expense the cash reimbursements are presented.

2. Based on your table of the components of income and expense related to covered assets it appears that the gross gain from reimbursements from the FDIC for covered loans transferred to OREO is recorded in other income and the gross loss from removing the carrying value of these loans from the indemnification asset balance is recorded in FDIC loss sharing expense, net. If so, please revise your disclosure in the "Covered Asset Removals" section in future filings to more clearly disclose this. If this is not the case, please explain to us what the "net gain on transfers of covered loans to OREO" presented in other income represents.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant